Rec'd 7/9/02



02023561

STATES
HANGE COMMISSION
D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-51826

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



NAME OF BROKER-DEALER:
Landaas + Co

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use ~~P.O. Box No.~~)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber Eck + Braeckel LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7-18-02

KERBER, ECK & BRAECKEL LLP
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

401 East Kilbourn Avenue, Suite 400
Milwaukee, WI 53202-3212
414-272-3146 Fax 414-272-0858
www.kebcpa.com

Milwaukee, Wisconsin
Belleville, Illinois
Cape Girardeau, Missouri
Carbondale, Illinois
St. Louis, Missouri
Springfield, Illinois

INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS

To the Shareholder
Landaas & Company (A Corporation)
Milwaukee, Wisconsin

We have audited the accompanying statements of financial condition of LANDAAS & COMPANY (A Corporation) as of December 31, 2001 and 2000, and the related statements of operations and retained earnings and cash flows for the years then ended that you file pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landaas & Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Kerber, Eck + Braeckel LLP

Milwaukee, Wisconsin
January 11, 2002

LANDAAS & COMPANY
(A Corporation)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Assets:		
Cash	$ 150,420	$ 189,568
Commissions receivable	175,576	118,858
Brokers' draws	45,986	22,589
Prepaid expenses	29,486	40,690
Deposit with Clearing Broker/Dealer	25,000	25,000
Furniture and equipment, net	186,881	63,059
Non-marketable securities	3,300	3,300
Deferred tax asset	-	41,510
Total assets	$ 616,649	$ 504,574

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Liabilities:		
Accounts payable	$ 67,518	$ 30,117
Accrued salary and benefits	145,077	241,504
Accrued taxes other than income	36	154
Income tax payable	1,620	7,300
Total liabilities	$ 214,251	$ 279,075
Commitments and Contingencies		
Stockholder's Equity:		
Capital stock, $1 par value; 56,000 shares authorized; 1,000 shares issued and outstanding	$ 1,000	$ 1,000
Retained earnings	401,398	224,499
Total stockholder's equity	402,398	225,499
Total liabilities and stockholder's equity	$ 616,649	$ 504,574

See the accompanying notes to financial statements.

LANDAAS & COMPANY
(A Corporation)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Landaas & Company (Corporation) was incorporated under the laws of the State of Wisconsin on July 20, 1989, for the purpose of investment management. During December 1999, the Corporation became a broker/dealer in securities.

The Corporation operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Corporation clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The Corporation maintains cash balances at a commercial bank. These balances may at times exceed the federally insured limit of $100,000. The Corporation has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

For purposes of the Statements of Cash Flows, the Corporation considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Corporation made income tax payments of $40,034 and $79,690 during the years ended December 31, 2001 and 2000, respectively.

Included in Commission revenue on the statements of operations and retained earnings are fees collected by the Corporation's owner and chief officer totaling $199,100 for the year ended December 31, 2000. These fees were paid directly to him and remitted to the Corporation as reimbursement for office and support staff expenses.

Securities transactions and trade date basis securities purchases: Proprietary security transactions, commission revenue and related expenses are recorded on a settlement date basis. Liabilities for trade date basis purchases of securities represent obligations to the Corporation's clearing broker/dealer for transactions executed, but not yet settled, relating to securities purchased by the Corporation and held for resale (securities owned). Securities owned and securities sold, but not yet purchased, are valued at market with the resulting net unrealized gains and losses included in earnings of the current period. The investment is carried at cost on the balance sheet. The Corporation owned no securities at December 31, 2001 and 2000.

Property and Equipment - Property and equipment are recorded at cost. Maintenance and repairs are charged to operations as incurred. Depreciation is calculated by straight-line and accelerated methods over the estimated useful lives of the related assets. Depreciation expense was $90,172 and $37,314, respectively.

During 2000, the Company adopted a 401K Savings Plan in place of its profit sharing plan. The Corporation's contributions to the plan were $30,871 and $25,301 for 2001 and 2000, respectively.

NOTE 2 - Non-Marketable Securities

During 2000, the Corporation purchased 300 shares of stock in NASDAQ Stock Market, Inc. for $3,300. The stock is recorded at estimated market value, which, in management's opinion, approximates cost.

NOTE 3 - Deposit with Clearing Broker/Dealer

The Corporation is dependent on its clearing broker/dealer, Pershing Correspondents (Pershing), a division of Donaldson, Lufkin & Jenrette Securities Corporation which is owned by Credit Suisse First Boston Co, for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

Pershing requires that the Corporation maintains a minimum deposit of $25,000. This amount was held by Pershing at December 31, 2001 and 2000.

NOTE 4 - Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2001 and 2000:

	2001	2000
Furniture and fixtures	$ 311,449	$ 181,931
Office equipment	433,985	349,509
	$ 745,434	$ 531,440
Less accumulated depreciation	558,553	468,381
	$ 186,881	$ 63,059

NOTE 5 - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Corporation had net capital, net capital requirements, and net capital ratios of the following at December 31, 2001 and 2000:

	2001	2000
Net capital	$ 130,983	$ 44,555*
Net capital requirements	50,000	50,000
Net capital ratios	1.64 to 1	6.26 to 1*

* restated

The Company was in violation of the net capital requirement at December 31, 2000, as a result of an interpretation by the SEC that a deferred tax asset of $41,510 was non-allowable. The Company was in compliance with net capital requirements at the date of, and subsequent to identification of the violation. Proper notification was provided to all appropriate entities as required by the SEC.

LANDAAS & COMPANY
(A Corporation)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - Lease Commitments

The Corporation leases its office space from an unrelated party under a lease that expires April 30, 2007. The monthly base rental was increased to $12,201 effective October 1, 2001 from $10,333 per month, plus additional charges for taxes, electricity, repairs and maintenance. The Corporation also leases office equipment from an unrelated entity. Future minimum lease payments as of December 31 are as follows:

Years ending December 31,	2002	157,813
	2003	157,949
	2004	157,080
	2005	163,466
	2006	163,466
		$ 799,774

The total rental expense including maintenance costs incurred was $216,448 and $202,654 for the years ended December 31, 2001 and 2000, respectively.

NOTE 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Corporation's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Corporation and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Corporation. The Corporation seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

NOTE 8 - Income Taxes

The Corporation records income taxes under provisions of Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes. This statement requires that deferred income taxes be reported using the asset and liability method. Under this method, a current or deferred tax asset or liability is recognized for the current or deferred tax consequences of all events that have been recognized in the financial statements. These consequences are measured based on provisions of enacted tax law to determine the amount of taxes refundable or payable in future years.

The tax effect of significant temporary differences which result in deferred tax assets and liabilities are as follows:

	2001	2000
Deferred tax (liabilities):		
Property and equipment	$ 892	$ (3,445)
Deferred tax assets:		
Current items	-	44,955
Less - Valuation allowance	(892)	-
Net deferred tax asset	$ -	$ 41,510

LANDAAS & COMPANY
(A Corporation)

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

NOTE 8 - Income Taxes (continued)

The income tax provision (benefit) for 2001 and 2000 consists of the following:

	2001	2000
Current:		
Federal	$ 25,000	$ 29,685
State	9,500	11,505
Deferred	41,510	(41,510)
	$ 76,010	$ (320)